May 6, 2008

VIA EDGAR

Mr. Stephen G. Krikorian, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Health Systems Solutions, Inc.
Form 10-K for the year ended December 31, 2007
File No. 000-27197
Our File No. 52570.39260

Dear Mr. Krikorian:

This law firm represents Health Systems Solutions, Inc. (the “Company”). In this regard, we have been provided a copy of your letter dated April 22, 2008 regarding the Company’s Annual Report on Form 10-K for December 31, 2007. We are currently working with the Company’s management to prepare a response to your letter. We anticipate that we will have a response by Friday, May 16, 2008.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-530-4046 or at the address indicated above.

Sincerely,

Linda C. Frazier
LCF/av
Cc:	Mr. Stanley Vashovsky
Mr. Michael G. Levine